June 9, 2005

MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Westlake Chemical Corporation

RE:	Form S-3 filed on May 3, 2005 (“Form S-3”) File No. 333-124581

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by letter sent by facsimile on June 1, 2005 regarding our filing listed above. For your convenience, our responses are prefaced by the Staff’s corresponding comment in bold text.

Form S-1

General

1.	Please confirm that the additional registrants are only guarantors of debt securities.

Response:

We confirm that the additional registrants are included as registrants in the Form S-3 solely in their capacity as guarantors of debt securities.

2.	At the time the company requests acceleration of this registration statement, the company should state that it has no present intent to make the first offering of securities promptly, and therefore will be making the offering on a delayed basis rather than in reliance on Rule 430A. Alternatively, the company should file a pre-effective amendment to include all of the information about the securities to be offered, plan of distribution, a clean legality opinion and, if applicable, an underwriting agreement with regard to any securities to be offered promptly, including in reliance on Rule 430A.

Response:

We have no present intent to make the first offering of securities covered by the Form S-3 promptly following the Form S-3 being declared effective. If our plans change such that at the time we request acceleration we do have such an intent, we would file a pre-effective amendment to comply with Rule 430A, which would include the information noted in the Staff’s comment.

Use of Proceeds, page 10

3.	Confirm to us that your takedown supplements will disclose the amount and terms of debt you may pay off with proceeds from the sale of the securities.

Response:

We confirm that our takedown supplements will include the information regarding use of proceeds required by Item 504 of Regulation S-K, including the amount and terms of debt we may pay off with proceeds from the sale of the securities.

Description of Warrants, page 26

4.	We advise you that warrants may not be issued for “other securities” that have not been registered under this registration statement unless the warrants exercisable for such other securities are not legally exercisable immediately or within one year of the date of sale of the warrant. All of the underlying classes of securities to which the warrants relate must be identified in the registration statement.

Response:

We note the Staff’s comment. We believe the only underlying “other securities” to be sold upon exercise of warrants as contemplated in the first sentence on page 26 would be any securities of nonaffiliates potentially held by us, the offer and delivery of which would in any event not be required to be registered by us. We hold no such securities at this time and do not currently plan to issue any such warrants.

Plan of Distribution, page 27

5.	You refer to the remarketing of the securities. Please note that, depending upon the level of involvement by the issuer (or its affiliates) in the “reset” mechanism, any offers or sales pursuant to that “reset” mechanism may require registration under the Securities Act of 1933. If the issuer would prefer that the staff express its views on this issue at the present time, please supplementally provide information about the procedures that will be used and the participants in the remarketing, including the role of the company or its affiliates.

Response:

We note the Staff’s comment. Because we have no current plans for the remarketing of the securities, we do not believe it is necessary to discuss the Staff’s views on this issue at the present time. If, in the future, we plan a remarketing of the securities in connection with a particular takedown, we would propose discussing the issue with the Staff at that time.

Legal Opinion

6.	Please confirm to us that you will file a clean opinion, either in post-effective amendment or in a Form 8-K, for each takedown.

Response:

We confirm that we will file a clean legality opinion, either in a post-effective amendment or in a Form 8-K, for each takedown.

Please call Stephen Wallace, Vice President, General Counsel and Corporate Secretary of Westlake Chemical Corporation, at (713) 585-2625, or Timothy S. Taylor of Baker Botts L.L.P. at (713) 229-1184, if you have any questions about the above responses or require any additional information. We appreciate your prompt attention to this matter.